News Release
CIBC Announces Fourth Quarter And Fiscal 2009 Results

CIBC’s 2009 audited annual consolidated financial statements and accompanying management’s discussion & analysis (MD&A) will be available today at www.cibc.com, along with the supplementary financial information report which includes fourth quarter financial information.
(Toronto, ON – December 3, 2009) – CIBC announced net income of $644 million for the fourth quarter ended October 31, 2009, up from $436 million for the fourth quarter of 2008. Diluted earnings per share (EPS) of $1.56 and cash diluted EPS of $1.591 for the fourth quarter of 2009 compared with diluted EPS of $1.06 and cash diluted EPS of $1.091, respectively, for the same period last year.
     Return on equity for the fourth quarter ended October 31, 2009 was 22.2%.
     CIBC’s Tier 1 and total capital ratios strengthened to 12.1% and 16.1% at October 31, 2009, from 10.5% and 15.4% at October 31, 2008.
     CIBC’s results for the fourth quarter of 2009 were affected by the following items of note aggregating to a positive impact of $0.18 per share:
•	$85 million ($58 million after-tax, or $0.15 per share) gain on structured credit run-off activities;

•	$62 million ($0.16 per share) of favourable tax-related items;

•	$42 million ($27 million after-tax, or $0.07 per share) of negative valuation adjustments; and

•	$36 million ($25 million after-tax, or $0.06 per share) of mark-to-market losses on credit derivatives in CIBC’s corporate loan hedging program as a result of the narrowing of credit spreads during the quarter.
     CIBC’s results for the fourth quarter of 2008 included items of note that aggregated to a negative impact of $0.48 per share.
     CIBC’s net income of $644 million for the fourth quarter of 2009 compared with net income of $434 million for the third quarter ended July 31, 2009. Diluted EPS of $1.56 and cash diluted EPS of $1.591 for the fourth quarter of 2009 compared with diluted EPS of $1.02 and cash diluted EPS of $1.041 for the prior quarter, which included items of note that aggregated to a negative impact of $0.32 per share.
     For the year ended October 31, 2009, CIBC reported net income of $1.2 billion, diluted EPS of $2.65 and cash diluted EPS of $2.731, which included items of note that aggregated to a negative impact of $3.15 per share. These results compared to a net loss of $2.1 billion, a diluted loss per share of $5.89 and a cash diluted loss per share of $5.801 for 2008, which included items of note that aggregated to a negative impact of $12.61 per share.

     “2009 was a year of progress for CIBC on many fronts,” says Gerry McCaughey, CIBC President and Chief Executive Officer. “Against the backdrop of a recessionary economy, our core businesses performed well, we managed down our structured credit and other run-off portfolios, our capital position at year-end is as strong as it has ever been and we continued to exercise expense discipline. As a result of our progress, we are well positioned heading into 2010 where our focus will continue to be on bringing value to all of our clients and furthering our strategic imperative of delivering consistent and sustainable performance for all of our stakeholders.”
Update on CIBC’s business priorities
Business strength
CIBC Retail Markets reported net income in 2009 of $1.9 billion, down from $2.3 billion in 2008, primarily due to higher net credit losses within the consumer credit card portfolio as a result of the deteriorating economic environment in Canada.
     While managing the balance between growth and risk during a difficult economic environment, CIBC’s retail business made significant investments in 2009 that position the business well for future growth:
•	As part of our overall focus on the client experience and making it easier for clients to do business with us, we opened, relocated or expanded 41 branches as part of one of our largest branch investment programs on record, while continuing our targeted approach to extending evening, Saturday and Sunday hours in our branches;

•	We continued to upgrade our ABM network with more energy efficient machines offering new technology, accessibility and security features, and sustained our market-leading positions in online and telephone banking;

•	We launched several new products for our clients, including chip-enhanced credit cards, tax-free savings accounts, a new high-interest savings account and an unlimited business chequing account;

•	We invested in new technology and tools to help our advisors better service our client needs and extend our focus in the area of advice; and

•	We launched a national brand television advertising campaign featuring CIBC employees and their commitment to providing value to our clients.
     Our retail business continues to hold strong positions in the Canadian market place in most core product lines based on funds managed, including cards where we are the industry leader, residential mortgages and consumer deposits. We also continue to have the second largest combined branch and ABM network, as well as a leading online banking site for consumers.
     “2009 was a year of significant, broad-based investment in many key areas of our retail markets business,” says McCaughey. “With this focus being carried through to our business plans for 2010, we believe our retail business is well positioned for future growth.”
Wholesale Banking reported a net loss of $507 million in 2009 compared with a net loss of $4.2 billion in 2008. These results include items of note of $1.1 billion and $4.5 billion, respectively. The items of note consist primarily of write-downs within the structured credit run-off business, which is managed apart from Wholesale Banking’s core and continuing businesses.
     “Wholesale Banking exceeded its financial objective set at the end of 2008, which was to deliver annual net income between $300 million and $500 million from its continuing businesses,” says McCaughey. “This result reflects progress against the strategy and risk context set forth by the business in 2008, in combination with a better operating environment in 2009.”

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     In 2009, our wholesale banking business continued to demonstrate market leadership in serving our core Canadian clients.  We solidified our position as a leading equity trader by both volume and value on the TSX, a marked improvement over previous years. We also maintained strong positions in other core areas such as equity new issues, mergers and acquisitions, foreign exchange and government bond underwriting.
     Wholesale Banking has several initiatives that are making positive progress and are well targeted for current market conditions:
•	We separated our corporate lending management and strategy from our investment banking activities. Our corporate lending business now serves the entire large corporate market in Canada, and supports all of our wholesale banking activities; and

•	We identified securitization and electronic trading as core areas of opportunity within Wholesale Banking where we have capacity, industry leading capabilities, and supportive market conditions for growth.
     While investing in our core Wholesale Banking strategy, we continued to actively manage and reduce our structured credit run-off exposure.
     We completed several transactions in 2009, including the sale or termination of underlying positions and commutations with financial guarantors. These actions mitigated losses in 2009 and have reduced the potential for future losses and volatility.
Capital strength
While investing in our core retail and wholesale businesses, CIBC has continued to emphasize balance sheet strength.
     In our balanced scorecard of financial measures, we have a stated target of maintaining an 8.5% Tier 1 ratio.
     At a level of 12.1% at October 31, 2009, our Tier 1 ratio is well above our target and represents one of the highest levels of capital strength among North American banks.
     Our capital strength is a clear strategic advantage for CIBC. Beyond providing a prudent cushion for these uncertain times, it supports the investments we need to grow our core businesses and take advantage of future strategic growth opportunities.
Productivity
Productivity has been a strategic priority at CIBC for many years.
     In 2009, CIBC achieved its annual expense target for the fourth consecutive year. CIBC’s target for the past three years has been to hold non-interest expenses flat relative to annualized 2006 fourth quarter expenses, excluding exited/sold businesses and FirstCaribbean International Bank.
     CIBC’s strategic productivity target is to maintain a median ratio of non-interest expenses to revenue within CIBC’s industry group. While investing in the growth of select businesses, CIBC will continue to adjust its infrastructure support activities for business changes and evolving market conditions.
Review of CIBC’s fourth quarter results
Net income of $644 million was up $208 million from the fourth quarter of 2008 and up $210 million from the third quarter of 2009.
     Net interest income of $1,419 million was up $42 million from the fourth quarter of 2008, primarily due to volume growth in retail products and lower trading-related interest expenses. Net interest income was up $50 million from the prior quarter, primarily due to lower trading-related interest expenses and volume growth in retail products, partially offset by interest income on tax reassessments in the prior quarter.

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     Non-interest income of $1,469 million was up $642 million from the fourth quarter of 2008, primarily due to gains in the current quarter in our structured credit run-off business compared to losses in the fourth quarter of 2008, as well as lower merchant banking losses/write-downs. Non-interest income was down $19 million from the prior quarter, primarily due to lower gains in our structured credit run-off business and higher charges related to impairment of available for sale (AFS) securities. These factors were partially offset by lower mark-to-market losses associated with the above noted CIBC corporate loan hedging program.
     Provision for credit losses of $424 million was up $202 million from the fourth quarter of 2008, primarily due to higher losses in the cards, unsecured personal lending and corporate lending portfolios. Provision for credit losses was down $123 million from the prior quarter, primarily due to lower losses in these same portfolios.
     Non-interest expenses of $1,669 million were down $258 million from the fourth quarter of 2008, primarily due to higher severance accruals in the fourth quarter of 2008. Non-interest expenses were down $30 million from the prior quarter, primarily due to lower performance-related compensation and benefits, as well as lower computer and other equipment costs, partially offset by higher advertising and business development expenses.
     An income tax expense of $145 million in the fourth quarter of 2009 compared to an income tax benefit of $384 million a year ago, primarily due to the recognition of $486 million of tax benefit relating to Enron-related litigation settlements in the fourth quarter of 2008. The income tax expense of $145 million in the fourth quarter compared with an income tax expense of $172 million in the prior quarter, primarily due to adjustments related to future tax assets, partly offset by taxes on higher income in the current quarter.
CIBC Retail Markets
CIBC Retail Markets reported net income of $474 million, down $98 million from the fourth quarter of 2008.
     Revenue of $2,376 million was up $15 million from the fourth quarter of 2008, primarily due to volume growth and higher lending spreads driven by a wider prime/BA spread, partially offset by lower deposit spreads and lower mortgage net prepayment fees.
     Provision for credit losses of $362 million was up $131 million from the fourth quarter of 2008, primarily driven by higher cards losses as a result of the deteriorating economic environment in Canada.
     Non-interest expenses of $1,349 million were down $14 million from the fourth quarter of 2008 primarily as a result of lower performance-related compensation and continued effective cost management, partially offset by the impact of the weaker Canadian dollar on FirstCaribbean expenses.
     Income tax expense of $185 million was down $4 million from the fourth quarter of 2008, primarily due to a decrease in income, partially offset by a higher effective tax rate.
Wholesale Banking
Wholesale Banking reported net income of $154 million, compared to net income of $86 million for the third quarter of 2009.
     Revenue of $483 million in the fourth quarter compared with revenue of $531 million for the third quarter. The decrease in revenue was primarily due to lower revenue from the fixed income trading, debt origination and foreign exchange businesses within Capital Markets, as well as lower revenue from the corporate lending, merchant banking and the U.S. real estate finance businesses within Corporate and Investment Banking, partially offset by higher investment banking advisory fees.

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     Non-interest expenses of $234 million were down $24 million from the third quarter, primarily due to lower performance-related compensation.
     Income tax expense of $13 million was down from an expense of $58 million in the third quarter despite higher pre-tax income, primarily due to an adjustment related to the revaluation of future tax assets.
     As at October 31, 2009, the fair value, net of valuation adjustments, of purchased protection from financial guarantor counterparties was $1.5 billion (US$1.4 billion). Market and economic conditions relating to these financial guarantors may change in the future, which could result in significant future losses.
Corporate and Other
Corporate and Other reported net income of $16 million, compared to a net loss of $266 million for the fourth quarter of 2008.
     Revenue of $29 million was down $132 million from the fourth quarter of 2008, primarily due to lower foreign exchange gains on repatriation activities.
     Non-interest expenses of $86 million were down $190 million from the fourth quarter of 2008, primarily due to lower unallocated severance expenses. The prior year also included higher recoveries related to Stock Appreciation Rights (SARs).
     An income tax benefit of $53 million in the fourth quarter of 2009 compared to an income tax expense of $153 million in the fourth quarter of 2008, primarily due to lower income, partially offset by tax adjustments largely due to the revaluation of future tax assets. Tax expenses in 2008 included the impact of repatriation activities.

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Medium-term performance targets
CIBC is maintaining the following medium-term financial objectives:
•	Diluted EPS growth of 5-10%, per annum, on average, over the next 3-5 years;
•	Return on average common equity of at least 20% through the cycle (calculated as net income less preferred share dividends and premium on redemptions expressed as a percentage of average common shareholders’ equity);
•	Tier 1 ratio and Total capital ratio of 8.5% and 11.5%, respectively;
•	Business mix of at least 75% retail (as measured by economic capital);
•	Provision for credit losses as a percentage of loans and bankers’ acceptances (net of reverse repurchase agreements) between 50 and 65 basis points through the business cycle, measured on a managed basis[1];
•	Ratio of non-interest expenses to total revenue (cash efficiency ratio on a taxable equivalent basis1) that ranks median within CIBC’s industry group;
•	Dividend payout ratio of 40%-50% (common share dividends paid as a percentage of net income after preferred share dividends and premium on redemptions); and
•	Total shareholder return (TSR) that exceeds the TSR of the S&P/TSX Composite Banks Index (dividends reinvested), both measured on a rolling five-year basis.

Reinforcing CIBC’s strategic direction
The economic data for calendar 2009 from both Canada and the United States is likely to show an improving trend, with the majority of economists and central banks expecting a continuation of that trend through 2010.
     However, the outlook for 2010 is not without uncertainty. There are secular changes taking place in the global financial services industry that are evolving. In addition, banking has a capacity to be a very cyclical business.
     CIBC’s goal is to be strong through the cycle – to be prepared to take advantage of the downturns and manage risk when the market is growing. This consistency has the added value of supporting the Canadian economy and CIBC’s clients when they need the bank most. That is why CIBC has remained committed to its strategic imperative of consistent and sustainable performance.
     In support of this strategic imperative, CIBC has stated three key priorities:
•	Market leadership in core businesses. CIBC has defined market leadership as achieving and maintaining no less than a #3 position, and targeting #1 or #2.

•	Balanced and actively-managed business mix. CIBC will grow in certain areas where the bank has competitive capabilities and market opportunities that can generate sustainable earnings.

•	Industry-leading fundamentals. CIBC’s core businesses will be underpinned by strong capital and funding, competitive productivity measures, and sound risk management.
Making a difference in our communities
As a leader in community investment, CIBC is committed to supporting causes that matter to its clients, its employees and its communities. During the quarter:
•	CIBC celebrated its 13th year as title sponsor of the Canadian Breast Cancer Foundation CIBC Run for the Cure. More than 170,000 people in 56 communities across Canada participated in the event, raising over $26 million to help create a future without breast cancer. Team CIBC fundraising efforts along with the proceeds of the CIBC Pink Collection raised more than $3 million in 2009. Team CIBC employees from Toronto, Ottawa and Vancouver walked 60 km over two days and raised over $170,000 during the annual Weekend to End Breast Cancer events across Canada this summer. Team CIBC has raised over $1 million for this event since 2004.

•	CIBC and Ivey School of Business celebrated the second year of helping accomplished women step back into their careers with ReConnect. As the founding sponsor, CIBC is providing $1 million over five years to fund the program and offer assistance to ensure access to the program for women with financial need.

•	CIBC presented seven scholarships to children of military parents killed while serving the country as part of its $1 million commitment to Canada Company, an association of business leaders who advocate support for the country’s military. The Canada Company Scholarship Fund provides $4,000 per year for up to four years to support the post-secondary education for children of Canadian Forces members who have died on duty while serving in an active role in a military mission of the Canadian Forces or reserves since January 2002.

•	CIBC announced the following donations to support the fight against breast cancer: $500,000 gift to create the CIBC Undergraduate Bursaries in Nursing for breast cancer studies at McMaster University; $150,000 to the Breast Cancer Screening Program of Newfoundland and Labrador, and $100,000 to the Breast Health Centre at Stratford General Hospital.

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•	CIBC sponsored the two day “Mahautsav” festival in Toronto, North America’s first ever South Asian indoor festival in celebration of the Festival of Lights. This event reinforced CIBC’s commitment to Canada’s South Asian communities and helped to support the CIBC Newcomer to Canada Plan.
“I want to thank all CIBC employees for their contributions over the past year,” says McCaughey. “The leadership, professionalism and dedication they show every day in serving our clients, shareholders and communities is the key to CIBC’s ongoing progress.”

[1]	For additional information, see the “Non-GAAP measures” section in CIBC’s 2009 MD&A available on www.cibc.com.
Investor and analyst inquiries should be directed to John Ferren, Vice-President, Investor Relations, at 416-980-2088. Media inquiries should be directed to Rob McLeod, Senior Director, Communications and Public Affairs, at 416-980-3714, or to Mary Lou Frazer, Senior Director, Investor & Financial Communications, at 416-980-4111.
The information below forms a part of this press release.
Nothing in CIBC’s corporate website (www.cibc.com) should be considered incorporated herein by reference.
(The board of directors of CIBC reviewed this press release prior to it being issued.)
A note about forward-looking statements
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this press release, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. These statements include, but are not limited to, statements we make about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook for 2010 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, operational, reputation and legal, regulatory and environmental risk; legislative or regulatory developments in the jurisdictions where we operate; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions; the resolution of legal proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; the accuracy and completeness of information provided to us by clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; changes in monetary and economic policy; currency value fluctuations; general economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations; changes in market rates and prices which may adversely affect the value of financial products; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. We do not undertake to update any forward-looking statement that is contained in this press release or in other communications except as required by law.

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FOURTH QUARTER FINANCIAL HIGHLIGHTS

	As at or for the three months ended			As at or for the year ended
	2009	2009	2008	2009	2008
Unaudited	Oct. 31	Jul. 31	Oct. 31	Oct. 31	Oct. 31

Common share information

Per share - basic earnings (loss)	$1.57	$1.02	$1.07	$2.65	$(5.89)
- cash basic earnings (loss)(1)	$1.59	$1.04	$1.09	$2.74	$(5.80)
- diluted earnings (loss)	1.56	1.02	1.06	2.65	(5.89)
- cash diluted earnings (loss)(1)	1.59	1.04	1.09	2.73	(5.80)
- dividends	0.87	0.87	0.87	3.48	3.48
- book value	28.96	27.87	29.40	28.96	29.40
Share price – high	69.30	67.20	65.11	69.30	99.81
- low	60.22	53.02	49.00	37.10	49.00
- closing	62.00	66.31	54.66	62.00	54.66
Shares outstanding (thousands)
- average basic	382,793	381,584	380,782	381,677	370,229
- average diluted	383,987	382,556	381,921	382,442	371,763
- end of period	383,982	382,657	380,805	383,982	380,805
Market capitalization ($ millions)	$23,807	$25,374	$20,815	$23,807	$20,815

Value measures
Price to earnings multiple (12 month trailing)	23.5	31.0	n/m	23.5	n/m
Dividend yield (based on closing share price)	5.6%	5.2%	6.3%	5.6%	6.4%
Dividend payout ratio	55.4%	85.0%	81.6%	131.3%	n/m
Market value to book value ratio	2.14	2.38	1.86	2.14	1.86

Financial results ($ millions)
Total revenue	$2,888	$2,857	$2,204	$9,928	$3,714
Provision for credit losses	424	547	222	1,649	773
Non-interest expenses	1,669	1,699	1,927	6,660	7,201
Net income (loss)	644	434	436	1,174	(2,060)

Financial measures
Efficiency ratio	57.8%	59.4%	87.4%	67.1%	n/m
Cash efficiency ratio, taxable equivalent basis (TEB)(1)	57.3%	59.0%	86.0%	66.4%	n/m
Return on equity	22.2%	14.6%	14.8%	9.4%	(19.4)%
Net interest margin	1.66%	1.59%	1.60%	1.54%	1.51%
Net interest margin on average interest-earning assets	1.99%	1.95%	1.90%	1.89%	1.78%
Return on average assets	0.75%	0.51%	0.51%	0.33%	(0.60)%
Return on average interest-earning assets	0.90%	0.62%	0.60%	0.41%	(0.71)%
Total shareholder return	(5.25)%	25.69%	(10.61)%	21.07%	(43.50)%

On- and off-balance sheet information ($ millions)
Cash, deposits with banks and securities	$84,583	$84,467	$88,130	$84,583	$88,130
Loans and acceptances	175,609	172,445	180,323	175,609	180,323
Total assets	335,944	335,917	353,930	335,944	353,930
Deposits	223,117	214,227	232,952	223,117	232,952
Common shareholders’ equity	11,119	10,664	11,200	11,119	11,200
Average assets	339,197	340,661	342,621	350,706	344,865
Average interest-earning assets	282,678	277,919	288,544	285,563	292,159
Average common shareholders’ equity	10,718	10,601	10,896	10,731	11,261
Assets under administration	1,135,539	1,160,473	1,047,326	1,135,539	1,047,326

Balance sheet quality measures
Common equity to risk-weighted assets	9.5%	9.2%	9.5%	9.5%	9.5%
Risk-weighted assets ($ billions)	$117.3	$115.4	$117.9	$117.3	$117.9
Tier 1 capital ratio	12.1%	12.0%	10.5%	12.1%	10.5%
Total capital ratio	16.1%	16.5%	15.4%	16.1%	15.4%

Other information
Retail / wholesale ratio(2)	69% / 31%	69% / 31%	65% / 35%	69% / 31%	65% / 35%
Full-time equivalent employees	41,941	42,474	43,293	41,941	43,293

(1)	For additional information, see the “Non-GAAP measures” section.

(2)	The ratio represents the amount of capital attributed to the business lines as at the end of the period.

n/m	Not meaningful.